Exhibit 99.1

ROYAL BANK OF CANADA

Annual Meeting of Common Shareholders

Toronto, Ontario – April 11, 2024 (Hybrid Meeting)

REPORT OF VOTING RESULTS (AMENDED)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

This Report of Voting Results (Amended) has been filed to reflect a revision with respect to Proposal 2.

The following matters were voted on at the annual meeting of common shareholders of Royal Bank of Canada (the “bank”) held on April 11, 2024 (the “meeting”). Full details of these matters are set out in the management proxy circular issued in connection with the meeting, which is available on our website at rbc.com/annualmeetings; the website of our transfer agent, Computershare Trust Company of Canada, at www.envisionreports.com/RBC2024; SEDAR+ at sedarplus.ca and EDGAR at sec.gov/edgar.

1.	Election of Directors

Each of the 13 nominees listed in the management proxy circular was elected as a director of the bank.

Nominee	Votes for	% for	Votes withheld	% withheld

Mirko Bibic	674,163,415	98.85%	7,863,217	1.15%

Andrew A. Chisholm	674,168,070	98.85%	7,858,562	1.15%

Jacynthe Côté	671,611,606	98.47%	10,415,024	1.53%

Toos N. Daruvala	678,506,520	99.48%	3,520,178	0.52%

Cynthia Devine	674,845,798	98.95%	7,180,824	1.05%

Roberta L. Jamieson	674,723,975	98.93%	7,303,973	1.07%

David McKay	680,030,820	99.71%	1,996,794	0.29%

Amanda Norton	680,176,767	99.73%	1,850,791	0.27%

Barry Perry	680,147,360	99.72%	1,880,177	0.28%

Maryann Turcke	673,598,848	98.76%	8,428,688	1.24%

Thierry Vandal	677,436,955	99.33%	4,590,581	0.67%

Frank Vettese	678,920,823	99.54%	3,106,600	0.46%

Jeffery Yabuki	677,091,034	99.28%	4,936,388	0.72%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as the auditor of the bank.

Votes for	% for	Votes withheld	% withheld

715,133,189	99.65%	2,515,084	0.35%

3.	Advisory vote on the bank’s approach to executive compensation

Votes for	% for	Votes against	% against

664,956,515	96.27%	25,749,058	3.73%

4.	Proposal 1: Annual disclosure of clean energy supply financing ratio - WITHDRAWN

Votes for	% for	Votes against	% against	Abstentions*

N/A	N/A	N/A	N/A	N/A

5.	Proposal 2: Report on the impact of oil and gas[1]

Votes for	% for	Votes against	% against	Abstentions*

N/A	N/A	N/A	N/A	N/A

6.	Proposal 3: Executive compensation pay ratio

Votes for	% for	Votes against	% against	Abstentions*

77,578,790	11.41%	602,110,904	88.59%	2,332,044

7.	Proposal 4: In-person shareholder meetings

Votes for	% for	Votes against	% against	Abstentions*

320,099,986	47.13%	359,041,261	52.87%	2,882,545

8.	Proposal 5: Disclosure of country-by-country tax reporting

Votes for	% for	Votes against	% against	Abstentions*

72,611,507	10.70%	606,232,949	89.30%	3,178,917

9.	Proposal 6: Circular economy

Votes for	% for	Votes against	% against	Abstentions*

75,633,435	11.15%	602,905,731	88.85%	3,484,613

10.	Proposal 7: Advisory vote on environmental and climate change objectives and action plan

Votes for	% for	Votes against	% against	Abstentions*

101,264,741	15.10%	569,203,290	84.90%	11,560,606

*An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

[1]	Proposal 2 was not presented in person or by proxy at the meeting by the shareholder who had proposed it. As a result, Proposal 2 was not voted on at the meeting.